SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934 *



                             Oglebay Norton Company
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                                (Name of Issuer)

                     Common Stock $1.00 par value per share
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                         (Title of Class of Securities)

                                    677007106
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                                 (CUSIP Number)

                          A. Alex Porter and Paul Orlin
                              Porter, Felleman Inc.
                           100 Park Avenue, Suite 2120
                               New York, NY 10017
                                  212/689-1203

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 19, 1999
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                          (Date of Event which Requires
                            Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                       (Continued on the following pages)

                              (Page 1 of 7 Pages)

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CUSIP No. 677007106                  13D                   Page 2 of 7 Pages
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           A. ALEX PORTER
           PAUL ORLIN
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*
           WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
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                  7    SOLE VOTING POWER
   NUMBER OF           254,800
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
    OWNED BY           -0-
      EACH        --------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON            254,800
      WITH        --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           254,800
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.36 %
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  14   TYPE OF REPORTING PERSON*
           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
-----------------------------

         The class of equity security to which this statement relates is the common stock, $1.00 par value, of Oglebay Norton Company ("Common Stock"). Oglebay Norton Company has its principal executive offices at 1100 Superior Avenue, Cleveland, Ohio 44114-2598.

Item 2.  Identity and Background.
---------------------------------

         The persons filing this Schedule (collectively, the "Reporting Persons") are A. Alex Porter and Paul Orlin, with respect to certain transactions for Amici Associates, The Collectors' Fund, and Porter, Felleman Inc. ("PFI"). Amici Associates and The Collectors' Fund (collectively, the "Partnerships") are New York limited partnerships whose principal business is investing, reinvesting and trading in securities and rights and options relating thereto. The principal business and office address of each of the Partnerships is 100 Park Avenue, New York, New York 10017. PFI is a corporation whose principal business is acting as an investment advisor. The principal business and office address of PFI is 100 Park Avenue, New York, New York 10017.

         None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been, during the last five years, a party to a civil proceeding described in Item 2(e) of Schedule 13D.

         The general partners of Amici Associates and The Collectors' Fund and the stockholders of PFI are A. Alex Porter and Paul Orlin. The principal occupation of Messrs. Porter and Orlin is acting as general partners of Amici Associates and The Collectors' Fund and as the principals of PFI. Messrs. Porter and Orlin are citizens of the Untied States and their principal business address is 100 Park Avenue, New York, New York 10017.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

         The amounts of funds used by the Partnerships to acquire the shares of Common Stock described in Item 5(a) were approximately $4,538,188 and $1,247,367 respectively. The funds for the acquisition of shares on behalf of each of the partnerships were obtained from the working capital of each of the Partnerships.

         The amount of funds used by PFI to acquire the shares of Common Stock described in Item 5(a) was approximately $566,160. These funds for the acquisition of shares acquired on behalf of PFI were obtained from the equity capital of PFI.

Item 4.  Purpose of Transactions.
---------------------------------

         The acquisitions of Shares of Common Stock described herein were made in the ordinary course of each of the Reporting Persons' business. Messrs. Porter and Orlin, as General Partners of Amici Associates and The Collectors' Fund and principals of PFI, reserve the right to purchase additional shares of Common Stock or to dispose of shares of Common Stock in the open market or in privately negotiated transactions or in any other lawful manner in the future on behalf of any of the Reporting Persons. Messrs. Porter and Orlin reserve the right to take whatever action with respect to each of the Reporting Persons' holdings of Common Stock they deem to be in the best interest of such Reporting Persons. The acquisitions described herein were not made for the purpose of acquiring control of the Issuer, and the Reporting Persons currently have no such purpose.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) The aggregate number and percentage of shares outstanding of Common Stock beneficially owned by each of the Reporting Persons are set forth below. These percentages are computed based on the Issuer's shares of Common Stock outstanding (4,756,676) as of the close of business on October 31, 1998 as set forth in the Issuer's Form 10-Q filed for the period ending September 30, 1998.

Reporting Persons               Beneficially Owned            Outstanding Shares
-----------------               ------------------            ------------------

Amici Associates                        182,200                      3.83%

The Collectors' Fund                     50,000                      1.05

Porter, Felleman Inc.                    22,600                      0.48

A. Alex Porter                          254,800                      5.36

Paul Orlin                              254,800                      5.36

         (b) Messrs. Porter and Felleman, as General Partners of Amici Associates and Principals of PFI, have sole power to vote, direct the vote, dispose and direct the disposition of such shares. Each of the Partnerships and PFI has sole power to vote, direct the vote, dispose and direct the disposition of the shares listed as beneficially owned by it in Item 5(a).

         (c) The trade dates, number of shares and price per share of transactions made on the part of the Reporting Persons in shares of Common Stock with the last sixty days are set forth below. The following purchase were effected by the Reporting Persons on the NASDAQ market.

Reporting Person       Trade Date        No. of Shares Purchased    Price/Share
----------------       ----------        -----------------------    -----------

Amici Associates       08/05/98                  2,000                 32.000

Amici Associates       08/07/98                  5,000                 29.500

Amici Associates       08/12/98                  4,000                 30.375

Amici Associates       09/18/98                  1,000                 28.560

Amici Associates       11/13/98                 13,100                 27.135

Amici Associates       01/19/99                 50,000                 26.385

Amici Associates       01/20/99                 40,000                 26.500

Amici Associates       01/21/99                  5,000                 27.185

Amici Associates       02/05/99                  5,000                 22.875

Amici Associates       02/05/99                  6,000                 22.935

Amici Associates       02/11/99                 10,000                 23.060

Amici Associates       02/12/99                  3,600                 23.150

Amici Associates       02/18/99                 15,500                 20.308

Amici Associates       02/19/99                 11,000                 20.102

Amici Associates       02/23/99                 11,000                 18.560

Collectors' Fund       08/12/98                  1,000                 30.375

Collectors' Fund       09/17/98                    500                 28.685

Collectors' Fund       12/16/98                 10,000                 25.510

Collectors' Fund       01/06/98                 15,000                 25.250

Collectors' Fund       01/08/99                 17,500                 25.875

Collectors' Fund       02/19/99                  3,000                 20.102

Collectors' Fund       02/23/99                  3,000                 18.560

Porter, Felleman       12/16/98                  5,000                 25.510

Porter, Felleman       01/06/99                  5,000                 25.250

Porter, Felleman       01/08/99                 10,500                 25.875

Porter, Felleman       02/19/99                  1,100                 20.102

Porter, Felleman       02/23/99                  1,000                 18.560

       (d) Not applicable.

       (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings ore Relationships with Respect
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         to Securities of the Issuer.
         ----------------------------

         None.

Item 7.  Material to be Filed as Exhibits.
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         None.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             A. Alex Porter
Dated: March 2, 1999
                                             /s/  A. Alex Porter
                                             --------------------------------


                                             Paul Orlin

                                             /s/  Paul Orlin
                                             --------------------------------